SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “ORIX Announces the Conclusion of a Stock Swap Contract with Internet Research Institute, Inc.” made public on Thursday, June 21, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 21, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Corporate Senior Vice President
ORIX Corporation

June 21, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

ORIX Announces the Conclusion of a Stock Swap Contract with Internet Research Institute, Inc.

TOKYO, Japan – June 21, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, and Internet Research Institute, Inc. (herein referred to as “IRI”), in accordance with the announcement titled “ORIX Announces Basic Agreement for Business Merger with Internet Research Institute, Inc.” released June 4, 2007, announced today the mutual approval by both parties of a stock swap that will make IRI a wholly-owned subsidiary of ORIX on November 1, 2007, as well as the conclusion of a stock swap contract.

1.	Purpose of merger

Since its establishment in 1964, ORIX has been providing innovative financial products and services to both corporate and individual customers, as well as pursuing new businesses and continuing its search for opportunities within the Japanese financial market. ORIX’s overseas business began with its expansion in Hong Kong in 1971, and developed leasing throughout Southeast Asia, and ORIX currently operates overseas in 25 countries and regions including the United States, Europe and the Middle East, focusing on a diverse array of operations in each country.

IRI, providing basic technologies for the Internet as its core operations, is a research and development-based IT venture company. Since its establishment in 1996, IRI has been leading the way in technological innovations in the fields of broadband/mobile, data centers, ubiquitous networks and processing and distributing digital contents. Recently, IRI has been developing business activities focused on the integration of communication and broadcasting fields, as well as a highly-dependable, fault-tolerant computer network based on next-generation Internet technologies.

The advancement of globalization and IT within the financial market has changed the dimensions of financial services on a global scale and at a rapid pace. Needless to say, as an increasingly borderless business environment approaches us, we must not perceive this as a threat, but aggressively pursue this as an opportunity.

Although ORIX and IRI operate in the different fields of finance and IT, both companies share a common history and DNA of creating new businesses and contributing to society in their respective business fields. We believe that through this merger, each company will supplement assets, resources and know-how that they could not gain individually, creating new added value and expanding customer services, and leading to a significant advancement of operations. We therefore believe that stakeholders of both ORIX and IRI, including existing shareholders, customers, executives and employees, will accept this merger.

ORIX and IRI have agreed to implement a stock swap as the merger method, making ORIX the parent company and IRI its wholly-owned subsidiary.

Although IRI’s common shares are listed on Mothers, they are scheduled to be delisted on June 24, 2007 due to a ruling by the Tokyo Stock Exchange on May 23, 2007.

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2.	Outline of stock swap

1. Schedule for stock swap:
-Approval of stock swap agreement:	June 21, 2007
-Conclusion of stock swap agreement:	June 21, 2007
-Record date of IRI’s General shareholders meeting for approval of stock swap:	June 30, 2007
-IRI’s General shareholders meeting for approval of stock swap:	September 26, 2007 (scheduled)
-Date of stock swap (effective date):	November 1, 2007 (scheduled)
-Stock distribution date:	End of December, 2007 (scheduled)

ORIX is scheduled to implement a simple stock swap, adhering to the regulation prescribed in the third paragraph of Article 796 of the Company Law, (simple stock swap) which does not require approval at the general shareholders meeting.

2.	Stock swap ratio

	ORIX Corporation (parent company)	Internet Research Institute, Inc. (wholly-owned subsidiary)

Stock swap ratio	0.667 shares of ORIX for each share of IRI

Note 1:	Stock swap ratio: 0.667 shares of ORIX for each IRI share will be allocated and issued (herein referred to as “the stock swap ratio”). If there is a fraction of a share within the number of shares to be allocated, ORIX’s shares equal to the total of the fraction (if the total includes fractions of a share, the fractions will be omitted) will be issued to the corresponding shareholder, according to the regulation prescribed in Article 234 of the Company Law.
Note 2:	Shares to be issued by ORIX through stock swap: 324,894 common shares (scheduled)
The number of shares above are calculated based on the 487,098.49 total IRI issued shares on March 31, 2007. Share numbers distributed by ORIX according to the stock swap will fluctuate due to warrant bonds and convertible bonds issued by IRI that are exercised after April 1, 2007.
Note 3:	If changes that materially impact the status of assets or earnings of concerned parties occur, ORIX and IRI may make changes to the above ratio upon discussions.

3.	Basis for calculation of stock swap ratio

1.	Basis and background for calculation

ORIX has requested GCA Co., Ltd. (herein referred to as “GCA”) as a third party financial advisor to calculate the stock swap ratio.

GCA has used the market share price method for calculations regarding ORIX, and has made calculations according to the volume weighted average price for the closing price on June 1, 2007 (the last trading day prior to the two companies reaching a basic agreement regarding the business merger, herein referred to as “record date of stock price”), May 11, 2007 (the day after the annual results announcement) to June 1, 2007 (record date of stock price), the month immediately preceding record date of stock price (May 2, 2007 to June 1, 2007), as well as the three months immediately preceding record date of stock price (March 2, 2007 to June 1, 2007).

GCA has used both the similar company comparison method and adjusted net worth method for calculations regarding IRI. For the similar company comparison method, GCA has taken IRI’s characteristics as a holdings company into consideration in making an evaluation, by taking the share price ratio of listed, similar companies with regard to the going concern value of IRI’s subsidiaries, and the share price of IRI’s listed subsidiaries and related companies. Although IRI’s common shares are listed on Mothers, the market share price method for IRI is used only as a reference, as they are currently placed on the liquidation post and are scheduled to be delisted on June 24, 2007 (the market share price method for IRI, as a reference, was calculated by the closing price on June 1, 2007 (record date of stock price), and the volume weighted average price from May 24, 2007 (the day after the announcement of the delisting post) to June 1, 2007) (record date of stock price).

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The calculation of the number of allocated shares of ORIX for each IRI share is shown below.

Evaluation range of stock swap ratio
Similar company comparison method	0.657 – 0.686
Adjusted net worth method	0.535 – 0.721
Market share price method (reference)	0.192 – 0.216

ORIX has taken GCA’s calculation results into account, and through various discussions and negotiations, ORIX and IRI have decided to conclude a stock swap contract that includes the aforementioned stock swap ratio. ORIX understands it is GCA’s opinion that the aforementioned stock swap ratio is reasonable for ORIX’s shareholders from a financial viewpoint.

When considering ORIX’s offer at the time the basic agreement was reached, which greatly exceeded the market value at that point in time, and taking into consideration the fact that IRI is placed on the liquidation post, where swift action was necessary, IRI decided to conclude a basic agreement with ORIX. Following that, after further consideration with regards to the conclusion of the agreement and negotiations over other terms, ORIX and IRI decided to conclude a stock swap contract that includes the aforementioned stock swap ratio.

2.	Relationship with evaluator

GCA is not a related party to ORIX or IRI.

3.	Treatment of warrants and stock acquisition rights for wholly-subsidized company utilizing stock swap

Upon the aforementioned share swap, ORIX convertible bonds will not be distributed as a replacement to holders of convertible bonds issued by IRI. All convertible bonds and warrant bonds which have not been exercised by a fixed date before the effective date of the stock swap will be waived, freely acquired or forfeited through other means.

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4.	Outline of ORIX Corporation and Internet Research Institute Inc.

(1)	Company name	ORIX Corporation (parent company)	Internet Research Institute Inc. (wholly-owned subsidiary)

(2)	Main business	Diversified financial services	Developer of Internet Protocol telecommunications technology

(3)	Establishment	April 17, 1964	December 9, 1996

(4)	Location	Minato-ku, Tokyo	Shinjuku-ku, Tokyo

(5)	Representative	Director, Representative Executive Officer, President and Chief Operating Officer Yasuhiko Fujiki	Representative Director and Chief Executive Officer Hiroshi Fujiwara

(6)	Share Capital	98,755 million yen	9,444 million yen

(7)	Issued Stock (Including own stock)	91,518,194	475,511.49

(8)	Shareholder’s Equity	1,194,234 million yen	22,718 million yen

(9)	Total Assets	8,207,187 million yen	27,512 million yen

(10)	End of Accounting Period	March 31	June 30

(11)	Employees	16,662	426

(12)	Main clients	500,000 small- and medium-sized enterprises.	Yahoo Japan Corp., USEN Corp.
		Japan Trustee Services Bank, Ltd. (Trust Account), 8.5%	Hiroshi Fujiwara, 18.0%
		State Street Bank and Trust Company, 8.0%	Yahoo Japan Corp., 7.7%
		The Master Trust Bank of Japan, Ltd. (Trust Account), 6.0%	Canon Inc., 4.4%

(13)	Main shareholders and share holdings	State Street Bank and Trust Company 505103, 3.2%	Bank of New York, GCM Client Accounts EISG Standing Representative Ltd. Mitsubishi UFJ Financial Group, Inc., 1.9%
		The Chase Manhattan Bank NA London, 2.9%	Hiroki Owada, 1.8% (The ownership ratio of the above top 5 shareholders’ also represents voting right ratio based on the shareholders register as of Dec. 31, 2006)

(14)	Main Corresponding Bank	Mitsubishi UFJ Financial Group	Mizuho Corporate Bank, Ltd.

(15)	Current relationship between companies	Capital relationship	Not applicable
		Personnel relationship	Not applicable
		Business relationship	Not applicable

(Note) ORIX Corporation and Internet Research Institute Inc. are not considered related parties.

(Note) Figures for ORIX Corporation and Internet Research Institute Inc. are as of March 31, 2007 and June 30, 2006, respectively.

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(16)	Financial results for the past three years (Group consolidated)

	ORIX Corporation (US GAAP)			Internet Research Institute Inc., Ltd
	(parent company)			(wholly-owned subsidiary)
Financial Year	March 31, 2005	March 31, 2006	March 31, 2007	June 30, 2004	June 30, 2005	June 30, 2006
Total Revenues/Sales (Millions of yen)	912,027	929,882	1,142,553	18,525	18,882	68,366
Operating Income (Millions of yen)	130,145	214,957	282,166	-398	454	3,487
Income before Income Taxes (Millions of yen)	153,535	249,769	316,074
Current Profit (Millions of yen)				-600	524	3,354
Net Income (Millions of yen)	91,496	166,388	196,506	1,812	581	3,092
Basic Earnings Per Share (Yen)	1,087.82	1,883.89	2,177.10	20,548.76	2,967.09	6,893.95
Diluted Earnings Per Share (Yen)	1,002.18	1,790.30	2,100.93	19,849.89	2,875.93	6,644.92
Dividends Per Share (Yen)	40	90	130	—	500	500
Shareholders’ Equity Per Share (Yen)	8,322.96	10,608.97	13,089.83	53,059.84	59,322.13	53,424.00
				(Note)		(Note)

(Note)	As of June 30, 2005, Internet Research Institute Inc. implemented a two-for-one stock split. The stock value shown has been revised retroactively taking into consideration the stock split. Furthermore, IRI’s fiscal 2006 results include the results of IXI, which may be revised depending on any revisions in IXI’s results in the future.

5.	Status of the wholly-owned subsidiary following share swap

1.	There will be no changes to the company name, business, location, representative members and assets.

2.	Status of net and gross assets are as yet unfinalized.

3.	ORIX prepares financial statements in accordance to US GAAP, values such as goodwill are as yet undecided.

4.	Effects on financial results: Only expected to have a small impact on earnings.

6.	Other

Excepting cases where prior documents indicate ORIX’s consent, IRI is obligated not to take actions that might materially change or influence asset or legal relationships. If licensing and notification requirements (including those based on foreign law), as well as other factors make it difficult to execute a stock swap, the companies may look for other methods to implement this merger, upon mutual discussion. It has been agreed that damages for breach of contract will be paid to ORIX in a case where IRI can be held responsible for the failure of the integration.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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